Exhibit 99.1

PRESS RELEASE

    For Immediate Release

AVIANCA ANNOUNCES EXTENSION OF EXPIRATION DEADLINE AND

EXCHANGE OFFER RESULTS TO DATE

September 12, 2019 – Avianca Holdings S.A. (the “Company” or “Avianca”) today announced that it has extended the “Expiration Deadline” and “Early Participation Deadline” with respect to its pending offer to exchange (the “Exchange Offer”) any and all of its existing 8.375% Senior Notes due 2020 (the “Existing Notes”) for new 8.375% Senior Secured Notes due 2020 (the “Exchange Notes”). Avianca also announced today that as of 11:59 p.m., New York City time, on September 11, 2019, $475,252,000 aggregate principal amount of Existing Notes had been validly tendered for exchange and not validly withdrawn, as confirmed by the information agent for the Exchange Offer.

Avianca said that the new Expiration Deadline and Early Participation Deadline for the Exchange Offer will be 11:59 p.m., New York City time, on September 25, 2019 and, accordingly, all Existing Notes tendered at or prior to that time will be eligible to receive the Total Exchange Consideration, including the “Early Participation Payment” set forth in the table below.

The following table sets forth the Exchange Consideration, Early Participation Payment and Total Exchange Consideration for Existing Notes validly tendered and accepted for exchange in the Exchange Offer and the related consent solicitation for the Existing Notes (the “Consent Solicitation”):

Existing Notes	CUSIP/ISIN	Principal Amount Outstanding	Base Exchange Consideration	Early Participation Payment	Total Exchange Consideration (1)
8.375% Senior Notes due 2020	CUSIP: P0605NAA9; 05367EAA3 ISIN: USP0605NAA92; US05367EAA38	U.S. $550 million	U.S. $950	U.S. $50	U.S. $1,000

(1)

Principal amount of Exchange Notes per each U.S. $1,000 principal amount of Existing Notes validly tendered (and not validly withdrawn) on or before the Early Participation Deadline. Does not include the applicable accrued interest.

Avianca also announced today that it has agreed, upon consummation of the Exchange Offer, to pay the relevant soliciting broker a fee equal to $2.50 per $1,000 principal amount of Existing Notes that are validly tendered pursuant to the Exchange Offer, provided that such fee will only be paid (1) with respect to the first $400,000 aggregate principal amount of Existing Notes that are validly tendered by any individual holder and are accepted for exchange and (2) with respect to tenders that are submitted after the date hereof.

The withdrawal deadline has passed and holders may no longer withdraw Existing Notes tendered in the Exchange Offer. All other terms and conditions of the Exchange Offer and Consent Solicitation, as previously announced and described in the Offering Memorandum and Supplement (as defined below) and the related letter of transmittal and consent, remain unchanged.

The Exchange Offer and Consent Solicitation are conditioned on (a) the creation and perfection of a first-priority security interest in the collateral securing the Exchange Notes (as further described in the Offering Memorandum), which is in turn conditioned on the receipt of certain third-party consents, and (b) the satisfaction or waiver of certain other customary conditions. The Company reserves the right to terminate, modify or withdraw the Exchange Offer and Consent Solicitation at any time and for any reason.

This press release shall not constitute an offer to purchase any securities or a solicitation of an offer to sell, or the solicitation of tenders or consents with respect to, any securities. The Exchange Offer and Consent Solicitation are being made only pursuant to the Offering Memorandum dated August 14, 2019 (the “Offering Memorandum”), the Supplement dated August 23, 2019 (the “Supplement”) and related transmittal documents, and only to such persons and in such jurisdictions as is permitted under applicable law.

The Exchange Offer is being made, and the Secured Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act (collectively, “Eligible Holders”).

Documents relating to the Exchange Offer will only be distributed to Eligible Holders who properly complete and return a letter of eligibility confirming that they are within the category of Eligible Holders for this Exchange Offer. Eligible Holders who desire a copy of the letter of eligibility should contact D.F. King & Co., Inc., the information agent for the Exchange Offer, at telephone: (866) 796-1291 (U.S. toll-free) or (212) 269-5550 (collect), email: avianca@dfking.com or access the letter of eligibility at www.dfking.com/avianca.

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Exchange Notes or the New

Notes, nor shall there be any sale of the Exchange Notes or the New Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Exchange Notes and the New Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws. The offer to exchange the Existing Notes for Exchange Notes will be made solely pursuant to the Offering Memorandum.

None of the Company, its financial advisors and other agents, the trustee with respect to the Existing Notes or the trustee with respect to the Exchange Notes or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for Exchange Notes in the Exchange Offer or consent to any of the proposed indenture amendments in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offer and participate in the Consent Solicitation and, if so, the principal amount of Existing Notes to tender.

This press release is being issued pursuant to and in accordance with Rules 135c and 135e under the

Securities Act. For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.